Exhibit 99.7
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20 August 2008
Chairman’s Address to 2008 Annual Meetings
Mike Hammes
There are quite a few items of business to be covered at this meeting, so I will keep my comments brief, and focus on two areas that I consider particularly significant.
The first of these is your Board of Directors.
Over the last few years, you have heard the company’s chairmen telling this meeting that the Board has been committed to a process of board renewal.
We have welcomed several new directors, and have new directors that we are putting forward to you this year for election to the Board. You will already have seen details about these candidates in your Notice of Meetings and two of the nominees will speak to this meeting later when we reach the relevant item of business.
It is unfortunate that the two candidates for the Joint and Supervisory Boards, David Anderson and David Harrison, were unable to attend this meeting Both have attended all the Board meetings held since their respective appointments and have been valuable contributors to Board deliberations.
The other side of the renewal process is that some directors leave the Board and it is these directors I want to consider today.
Since the last annual meeting, John Barr has left the Board, and shortly after this meeting, he will be followed by James Loudon and Don DeFossett.
John joined the Board in September 2003 and left at the end of March this year, because of other board and business commitments. John was Acting Chairman from February 2007 to April 2007 and his contributions to the Board also included chairing the Remuneration Committee and taking to shareholders the asbestos compensation funding arrangements.
James Loudon has served James Hardie since 2002, when he joined the Board to add extensive construction industry and finance expertise. James made a crucial contribution to the company chairing the Board subcommittee overseeing the resolution of the asbestos compensation proposal.
We owe James a particular vote of thanks for the way he has put the company’s interests ahead of his personal plans. James has twice delayed his planned retirement from the Board, initially to assist with successful resolution of the asbestos compensation proposal; then to assist with the assimilation of the several new directors who have joined the Board since the beginning of 2007.
Finally, I thank Don DeFosset, who was Chairman of the company for much of last year and who will retire, after the Annual General Meeting.

On behalf of all the Directors, management and shareholders, I thank these directors for their contribution to the company.
The second subject I want to address is the state of our industry, its effect on our company, and the related subject of how to retain and motivate our senior managers and ensure that we continue to align – to the maximum extent possible — their focus with that of our shareholders.
We did receive some comments and questions about this subject from shareholders, and I thought it best to address the issue up front and be available for further questions and answers when we get to the relevant items of business.
Today I would like to share with you some of the Board’s deliberations on this issue.
Our industry is clearly going through the most serious downturn it has faced in almost anyone’s memory.
Combined with this, the management team (and the Board) has had – and will continue to have to deal with and resolve important legacy issues that require significant management and Board time to ensure that they are handled appropriately, considering all the stakeholders that are important to James Hardie.
The performance of the management team — and the operating results that they have delivered in the face of these challenges — has, in the opinion of the Board, been outstanding.
Frankly, I can personally attest to the fact that James Hardie’s performance is the envy of the global building materials industry.
I won’t go into these three points – the overall industry situation, the continuing legacy issues, and the operating performance of the company — Louis will handle these in some detail in his presentation.
Instead, I will concentrate on what the Board identified as being one of its key objectives, given our strong and unanimous belief in management’s performance (supported by the vast majority of the shareholders we have talked to).
During these very critical times for James Hardie, we had to ensure that:
(a)the management team remains motivated to perform and deliver operating results (and continues to be aligned with shareholders’ interests); and
(b)the superior management team that Louis has developed at James Hardie is not “picked off” by competitors who also will be getting ready for the industry re-bound that will come (even though no one yet knows when).
The Board took this responsibility very seriously and we commissioned two independent advisory firms to help us accomplish this critically important task.
We believe the right balance between risk and reward has been accomplished and that management will be strongly motivated to increase shareholder value in the short/medium and long term.
We believe a favourable shareholder vote on this issue will be an important vote of confidence in the management team, and on the program that has been put together to motivate them to continue to be the best management team in the global building materials industry.

These are not easy times for anyone in the building industry. I don’t believe the inherent demand for housing has been fundamentally altered for all times — and I do believe that James Hardie is unusually well-positioned for the re-bound when it does come along.
I assure you that Louis and his team, and the Board, will continue to take the decisions and actions necessary to ensure James Hardie and its shareholders are well-positioned for the eventual return of normal demand in the US housing industry.
Ends

Media/Analyst Enquiries:

Peter Baker
Executive Vice President – Asia Pacific

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218

Disclaimer
This Media Release contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
▪	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	statements regarding tax liabilities and related audits and proceedings;

▪	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;

▪	expectations concerning indemnification obligations;

▪	expectations concerning the costs associated with the suspension of operations at our Blandon, Pennsylvania and Plant City, Florida plants;

▪	expectations that our credit facilities will be extended or renewed;

▪	expectations concerning dividend payments;

▪	projections of our results of operations or financial condition;

▪	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions dispositions and our products;

▪	statements about our future performance; and

▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Key Information – Risk Factors” beginning on page 6 of our Form 20-F filed on 8 July 2008 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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